As filed with the Securities and Exchange Commission on April  30, 2003
                                                          Registration No. 333-
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                   Form S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ________________________
                               Niku Corporation
            (Exact name of Registrant as specified in its charter)

                                   Delaware
        (State or other jurisdiction of incorporation or organization)

                                  77-0473454
                     (I.R.S. Employer Identification No.)
                          __________________________

                                305 Main Street
                        Redwood City, California 94063
                                (650) 298-4600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Joshua Pickus
                            Chief Executive Officer
                               Niku Corporation
                                305 Main Street
                        Redwood City, California 94063
                                (650) 298-4600
   (Name, address, including zip code, and telephone number, including area code, of agent for service)
          ___________________________________________________________

                                   Copy to:

                            Gregory C. Smith, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301


         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|




                                                ________________________
                                            CALCULATION OF REGISTRATION FEE



--------------------------------------- ------------------------ ------------- ---------------- --------------------
                                                                   Proposed       Proposed
                                                                   Maximum         Maximum
                                                                   Offering       Aggregate
 Title of Each Class of Securities to        Amount to be         Price Per        Offering         Amount of
            be Registered                     Registered            Share           Price         Registration Fee
--------------------------------------- ------------------------ ------------- ---------------- --------------------
Common Stock, $0.0001 par value per      4,919,264 shares (1)     $4.25 (2)    $20,906,872 (2)        $1,691
share


         (1) All of the shares registered hereby are registered for the accounts of the Selling Stockholders. The Selling Stockholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. None of the shares registered hereby will be offered for sale by Niku Corporation. See "Selling Stockholders." Of the total 4,919,264 shares being registered, (a) 3,088,230 shares of common stock were issued to various investors in connection with a private placement we entered into on February 12, 2003, (b) 386,034 shares of common stock are issuable upon the exercise of outstanding warrants that were issued to the investors in the private placement, and (c) 1,445,000 shares of common stock were issued upon the exercise of a warrant we issued in connection with the termination of a major facility lease effective as of October 31, 2002.

         (2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee, based on the average of the high and low sales prices of the Registrant's common stock, as reported by the Nasdaq SmallCap Market on April 25, 2003.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




[FLAG]

The information contained in the prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the SEC. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                 SUBJECT TO COMPLETION, DATED APRIL 30, 2003
                            PRELIMINARY PROSPECTUS

                               NIKU CORPORATION

                       4,919,264 SHARES OF COMMON STOCK

         This prospectus relates to an aggregate of 4,919,264 shares of common stock, $0.0001 par value, which are registered under this prospectus, consisting of the following:

              o 3,088,230 shares of common stock we issued to various investors in connection with a private placement we entered into on February 12, 2003 and 386,034 shares of common stock issuable upon the exercise of outstanding warrants that were issued to the investors in the private placement.

              o 1,445,000 shares of our common stock issued upon the exercise of a warrant that we issued in connection with the termination of a major facility lease effective as of October 31, 2002.

         The Selling Stockholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. Niku Corporation will not sell any of the shares covered by this prospectus, and we will not receive any proceeds from the offering of any such shares.

         The price at which the Selling Stockholders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See "Selling Stockholders" beginning on page 13 of this prospectus.

         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "NIKU". The shares of common stock to be offered under this prospectus may be sold as described under "Plan of Distribution." On April 25, 2003, the closing sale price per share, as reported by the Nasdaq SmallCap Market, was $4.23.

         You should consider carefully the risk factors beginning on page 5 of this prospectus before making a decision to purchase our stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The date of this Prospectus is April __, 2003.




                               TABLE OF CONTENTS

                                  Prospectus

                                                                         Page
                                                                         ----
FORWARD LOOKING STATEMENTS.................................................3
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................3
PROSPECTUS SUMMARY.........................................................4
RISK FACTORS...............................................................5
USE OF PROCEEDS...........................................................12
SELLING STOCKHOLDERS......................................................13
PLAN OF DISTRIBUTION......................................................15
VALIDITY OF SHARES........................................................16
EXPERTS...................................................................16
AVAILABLE INFORMATION.....................................................17




                          FORWARD LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. We may identify these statements by the use of words such as believe, expect, anticipate, intend, potential, strategy, plan, and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties. Our actual results may differ materially from those set forth in these forward-looking statements as a result of a number of different factors, including those described under the caption "Risk Factors" and elsewhere in this prospectus.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we have made and will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act. All filings by us pursuant to the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, shall also be deemed to be incorporated by reference into this prospectus. The previously filed documents we incorporate by reference into this prospectus are:

              (a) Our Annual Report on Form 10-K for the fiscal year ended
                  January 31, 2003;

              (b) Our Current Report on Form 8-K filed on April 14, 2003;

              (c) Our Current Report on Form 8-K filed on February 18, 2003;
                  and

              (d) Our Registration Statement on Form 8-A filed on January 6,
                  2000.

         We will furnish to you without charge upon your request a copy of any of the documents incorporated in this prospectus and any statement in, or incorporated in, this prospectus by reference, other than the exhibits to those documents unless those exhibits are specifically incorporated by reference. For a copy of the documents you should contact Niku Corporation, 305 Main Street, Redwood City, CA 94063, telephone number (650) 298-4600,
Attention: Corporate Secretary.




                              PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information regarding our Company and the securities being registered appearing elsewhere in this prospectus.

         We provide portfolio management software for large enterprises. Our principal customers within these enterprises are information technology departments, new product development groups and consulting organizations. Our software provides management and governance of projects, programs and portfolios for these customers, enabling them to achieve control and predictability in their key initiatives. Our software is based on a web services architecture and offers a broad range of functionality including project management, resource management, portfolio management, project costing and financial planning, as well as specific project-based methodologies such as Six Sigma.

         We were incorporated in January 1998. We are headquartered in Redwood City, California and conduct operations worldwide directly and through our wholly-owned subsidiaries.

         This prospectus relates to an aggregate of 4,919,264 shares of common stock, $0.0001 par value, which are registered under this prospectus, consisting of the following:

              o 3,088,230 shares of common stock we issued to various investors in connection with a private placement we entered into on February 12, 2003 and 386,034 shares of common stock issuable upon the exercise of outstanding warrants that were issued to the investors in the private placement. The warrants have an exercise price of $3.40. In February 2003, we issued 1,549,735 shares of our common stock at a price of $3.35 per share and warrants to purchase 193,720 shares of common stock at a price of $3.40 per warrant share in connection with the initial closing of this private placement. In April 2003, following stockholder approval, we issued the remaining 1,538,495 shares of our common stock at a price of $3.35 per share and warrants to purchase 192,314 shares of common stock at a price of $3.40 per warrant share in connection with the subsequent closing of this private placement. Total estimated net proceeds from the private placement approximated $10.3 million. In connection with the private placement, we agreed to register with the SEC the shares issued in the private placement and the shares issuable upon exercise of the warrants issued in the private placement.

              o 1,445,000 shares of our common stock issued upon the exercise of a warrant we issued to Limar Realty Corp. #30 (Limar) in connection with the termination of a major facility lease in Redwood City, California. Our future commitments under this lease prior to termination were approximately $121.7 million. The warrant was exercised by Limar on November 27, 2002. In connection with the lease termination, we agreed to register the shares issuable upon exercise of the warrant.

         The Selling Stockholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. The price at which the Selling Stockholders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See "Selling Stockholders" beginning on page 13 of this prospectus.

         Our principal executive offices are located at 305 Main Street, Redwood City, CA 94063, and our telephone number is (650) 298-4600. Our website is www.niku.com. The information on our website does not constitute part of this document.




                                 RISK FACTORS

         You should carefully consider the following risk factors before purchasing our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In the case of such an adverse effect, the trading price of our common stock, which has been extremely volatile, could decline and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones we face.

Due to our limited operating history, it is difficult to predict our future operating results.

         We were incorporated in January 1998 and began licensing our software in December 1998. We cannot forecast operating results based on our historical results because our operating history is limited and our business is changing rapidly. For example, in fiscal 2002, we introduced a major new release of our software and implemented a restructuring program, and in fiscal 2003 we continued our restructuring program. We have limited visibility into our future revenue, especially license revenue, which historically has been heavily concentrated in the third month of each quarter. Since we forecast our expenses based in part on future revenue projections, our operating results would be adversely affected if we cannot meet those revenue projections.

We incurred losses throughout our operating history until recently, and we may incur losses in the future.

         We reported net income under Generally Accepted Accounting Principles
(GAAP) of $5.7 million in the quarter ended January 31, 2003. Without a gain of $5.0 million for proceeds from a legal settlement, the GAAP net income would have been $659,000. Prior to these results, we experienced GAAP losses for almost every quarter of our history, and we have yet to record a net income for any annual period. On a GAAP basis, we had net loss of $37.8 million in the year ended January 31, 2003. We had an accumulated deficit of $499.7 million as of January 31, 2003. Although our financial results have improved recently, these improvements may not continue, and we may incur losses in the future.

Our quarterly financial results are subject to significant fluctuations, and if our future results are below the expectations of investors, the price of our common stock would likely decline.

         Our operating results have in the past and could in the future vary significantly from quarter to quarter. Our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter and the size of such licensing transactions. Other factors that could affect our quarterly operating results include:

              o our ability to attract new customers and retain and sell additional products and services to current customers;

              o changes in the pricing of our products and services or those of our competitors or the announcement or introduction of new products or services by us or our competitors;

              o the renewal or non-renewal of annual maintenance contracts to our customers;

              o the demand for professional services to implement our products and our efficiency in rendering such services;

              o variability in the mix of our product and services revenue in any quarter; and

              o the amount and timing of operating expenses and capital expenditures relating to the business.

         Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. If we are unable to meet the expectations of investors in the future, the price of our common stock would likely decline.

The decline in spending on information technology has impacted demand for our products and services and may adversely affect future revenue.

         Our total revenue was $48.4 million in fiscal 2003, compared to $67.5 million in fiscal 2002. Our license revenue was $18.7 million in fiscal 2003, compared to $32.0 million in fiscal 2002. While we cannot specifically correlate the impact of macro-economic conditions on our sales activities, we believe that the economic conditions and international conflicts have contributed to a decrease in demand in our market, and in particular, have increased the average length of our sales cycles and decreased the size of our license transactions. To the extent that the current economic climate worsens or that the global economy fails to improve or information technology spending in our market does not increase due to international conflicts or otherwise, the demand for our products and services, and therefore future revenue, may be further reduced. We may not be able to respond to future revenue reductions in a sufficiently timely manner to avoid increases in future losses. Even if the current decline abates, corporations may not increase their information technology spending or we may be unable to maintain or improve revenue levels.

Our products have a long sales cycle, which makes it difficult to predict our quarterly operating results and may cause these results to vary significantly.

         The sales cycle for our products is long, typically from six to nine months, making it difficult to predict the quarter in which we may recognize revenue from a sale, if at all. Our lengthy sales cycle may cause license revenue and other operating results to vary significantly from period to period. Our products often are part of significant strategic decisions by our customers regarding their information systems. Accordingly, the decision to license our products typically requires significant pre-purchase evaluation. We spend substantial time providing information to prospective customers regarding the use and benefits of our products. During this evaluation period, we may expend significant funds in sales and marketing efforts. If anticipated sales from a specific customer for a particular quarter are not realized in that quarter, our operating results may be adversely affected.

We expect to experience seasonality in our sales, which could cause our quarterly operating results to fluctuate.

         We expect to experience seasonality in the licensing of our products and sales of our services. For example, revenue historically has been lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers, as well as our sales commission structure. We also expect that revenue may decline during summer months, particularly in European markets. These seasonal variations in our revenue are likely to lead to fluctuations in our quarterly operating results.

Defects in our products could result in loss of or delay in revenue, failure to achieve market acceptance and increased costs.

         Products as complex as those we offer or are developing frequently contain undetected defects or errors. Despite internal testing and testing by our customers or potential customers, defects or errors may occur in our existing or future products and services. From time to time in the past, versions of our software that have been delivered to customers have contained errors. In the future, if we are not able to detect and correct errors prior to release, we may experience a loss of or delay in revenue, failure to achieve market acceptance and increased costs to correct errors, any of which could significantly harm our business.

         Defects or errors could also result in tort or warranty claims. Warranty disclaimers and liability limitation clauses in our customer agreements may not be enforceable. Furthermore, our errors and omissions insurance may not adequately cover us for claims. If a court were to refuse to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be harmed.

Implementation of our products may be difficult, costly and time-consuming, and customers could become dissatisfied if the implementation requires more time, expense or personnel than expected.

         Implementation of our products may be difficult, costly and time-consuming. Customers could become dissatisfied with our products if implementation requires more time, expense or personnel than they expected. Additionally, our losses could increase if, for customer satisfaction and reputation reasons, we do not bill our customers for time and expenses we incur in connection with these implementation issues, which would adversely affect our operating results. As part of the implementation, our products must integrate with many of our customers' existing computer systems and software programs. Integrating with a number of computer systems and software programs can be time consuming and expensive and could lead to customer dissatisfaction and increased expenses.

Market acceptance of our products and services may suffer if we are unable to enhance our products to meet the rapid technological changes in our industry.

         Rapidly changing technology and standards may impede market acceptance of our products and services. Our new products have been designed based upon currently prevailing technologies such as extensible markup language (XML), extensible stylesheet language (XSL), Java Two Platform Enterprise Edition (J2EE) and Simple Object Access Protocol (SOAP). If new technologies emerge that are incompatible with our products, our products could become obsolete and our existing and potential customers might seek alternatives. We may not be able to adapt quickly to a new technology.

         Additionally, we design our products to work with databases such as Oracle Database Server and SQL Server and server operating systems such as Sun Solaris, Microsoft Windows and HP UX. Any changes to those databases or server operating systems, or increasing popularity of other databases or systems, might require us to modify our products or services and could cause us to delay releasing future products and enhancements. As a result, uncertainties related to the timing and nature of new product announcements or introductions or modifications by vendors of databases, operating systems, web servers and other enterprise and Internet-based applications could delay our product development, increase our research and development expenses and cause customers to delay evaluation, purchase and deployment of our products.

International activities expose us to additional operational challenges that we might not otherwise face.

         In fiscal 2003, international revenue represented 36.5% of total revenue, compared to 47.5% of total revenue in fiscal 2002. International license revenue represented 26.6% of total license revenue in fiscal 2003, compared to 47.6% in fiscal 2002. Even with these reductions in the percentage of international revenue and international license revenue, international activities remain a significant part of our business.

         As we operate internationally, we are exposed to operational challenges that we would not face if we conducted our operations only in the United States. These include:

              o currency exchange rate fluctuations, particularly if we sell our products in denominations other than U.S. dollars;

              o seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during summer months in European markets;

              o   tariffs, export controls and other trade barriers;

              o difficulties in collecting accounts receivable in foreign countries;

              o the burdens of complying with a wide variety of foreign laws and reduced protection for intellectual property rights in some countries; and

              o the need to develop internationalized versions of our products and marketing and sales materials.

There is competition in our market, which could make it difficult to attract customers, cause us to reduce prices and result in reduced gross margins or loss of market share.

         The market for our products and services is competitive, dynamic and subject to frequent technological changes. We expect the intensity of competition and the pace of change to increase in the future. Our products compete with products of varying functionality offered by competing software vendors and products that have been developed by potential customers' in-house developments and IT organizations. Competing software vendors include:

              o providers of project management, portfolio management and portfolio analysis software; and

              o enterprise software providers such as JD Edwards, Lawson, Microsoft, Oracle, Peoplesoft, SAP and Siebel Systems; and

              o   providers of professional services automation software.

         A number of companies offer products that provide some of the functionality of our products. We may not be able to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for our software continues to develop. We may not be able to compete successfully against current and future competitors.

We depend on implementation, marketing and technology relationships; if our current and future relationships are not successful, our business might be harmed.

         We rely on implementation, marketing and technology relationships with a variety of companies. These implementation, marketing and technology relationships include relationships with:

              o   consulting firms;

              o   third-party hardware vendors, such as Sun, HP and IBM; and

              o third-party software vendors, such as Actuate, HP, IBM, Ironflare, Microsoft, Oracle, Pumatech, Sun and Verity, whose products or technologies, such as reporting engines, operating systems, databases, application servers, search engines and other functionalities, we incorporate into or integrate with our products.

         We depend on these companies to implement our products for customers and provide enhanced functionality to our products. Some of these relationships are not documented in writing, or are governed by agreements that can be terminated by either party with little or no penalty or prior notice. Companies with which we have an implementation, marketing or technology relationships may promote products or services of several different companies, including, in many cases, products or services that compete with our products and services. These companies may not devote adequate resources to selling or promoting our products and services. We may not be able to maintain these relationships or enter into additional relationships in the future.

We have recently experienced a leadership transition.

         In November 2002, Joshua Pickus, our chief financial officer, succeeded Farzad Dibachi as our president and chief executive officer. In January 2003, we hired Michael Shahbazian as our new chief financial officer. In November 2002, our executive vice president of strategy and planning, who was the wife of our former chief executive officer, also resigned. Our success will depend to a significant extent on the ability of these executives to function effectively in their new roles and on our ability to retain the services of Mr. Pickus, Mr. Shahbazian and other key employees. We do not have employment contracts for a defined term with our employees. If we lose the services of one or more of our executives or key employees, including if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with us, this could harm our business.

We have limited working capital.

         As of January 31, 2003, we had cash and cash equivalents of $16.7 million, including bank borrowings under a term loan of $4.75 million as of January 31, 2003, of which $250,000 plus interest was repaid in March 2003. In addition, in the first quarter of fiscal 2004, we completed a private placement with net proceeds to us of approximately $10.3 million. We believe that cash from operations and existing cash will be sufficient to meet our current expectations for working capital and expense requirements for at least the next twelve months based on, among other things, our current revenue and expense projections. However, we may require additional financing. If we were unable to raise capital in the event of ongoing losses and depletion of our available cash resources, the absence of funding would have a material adverse effect on our business. If we issue additional equity securities, stockholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of the then existing holders of our common stock.

We may continue to incur stock-based compensation expense or gain in future periods.

         We may continue to incur stock-based compensation expense in future periods, which represents non-cash charges incurred as a result of the repricing of our stock options and the issuance of stock and stock options below fair market value. On November 12, 2001, our board of directors, acting pursuant to existing terms of our stock option plans, approved the repricing of approximately 890,000 outstanding stock options with exercise prices above $7.50. The exercise prices of all such stock options were repriced to $7.50, which was the fair market value of our stock on November 12, 2001. There were no changes to the vesting schedules of the repriced options. Options held by our former chief executive officer, former executive vice president of strategy and planning, board of directors and non-employees were not repriced. We are accounting for the repriced options using variable accounting whereby the aggregate intrinsic value of the repriced options is continuously remeasured and amortized to stock-based compensation expense over the vesting periods. Based on the stock price as of January 31, 2003, we recorded $4.8 million in recovery of stock-based compensation recognized in fiscal 2002 relating to these repriced stock options, offset by $1.2 million in other stock-based compensation in fiscal 2003. As of January 31, 2003, deferred stock-based compensation relating to these repriced options was zero, reflecting the intrinsic value of unexercised repriced options as of January 31, 2003. To the extent that our stock price increases above $7.50 in future periods, we will need to record additional stock-based compensation expense.

         In October 2002, we cancelled options to purchase 55,000 shares of common stock held by our chief executive officer and immediately granted him options to purchase 150,000 shares of common stock at a price of $1.50, which was the closing price of our common stock on the grant date. As a result, based on the closing price of our common stock of $4.19 on January 31, 2003, we recorded $96,000 in stock-based compensation in fiscal 2003. To the extent that our stock price increases above $4.19 in future periods, we will need to record additional stock-based compensation expense.

         On April 15, 2003, we announced a voluntary stock option exchange program for our employees. Under the program, our employees will be given the opportunity to exchange outstanding stock options previously granted to them with an exercise price greater than or equal to $7.50 per share for a new option exercisable for 1.15 shares for each share subject to the tendered options, to be granted at a future date, at least six months and a day from the cancellation date. The exercise price of these new stock options will be equal to the fair market value of our common stock on the date of grant. On the grant date, the new stock options will be vested as to the number of stock options that would have been vested on such date had the old stock options not been tendered plus the number of shares that would have been vested had the old option been exercisable for 15% more shares. Our chief executive officer, chief financial officer and members of the board of directors are not eligible to participate in the program. The exchange program is not expected to result in any additional compensation charges or variable plan accounting. To the extent that our employees exchange outstanding stock options that were repriced on November 12, 2001, our stock-based compensation related to such repriced options will be reduced or eliminated, but no assurance can be given that employees will participate in the option exchange program.

We may not be able to protect and enforce our intellectual property rights.

         We regard substantial elements of our products as proprietary and protect them by relying on copyright, trade secrets, patent, trademark and service mark laws and restrictions, as well as confidentiality procedures and contractual provisions. Any steps we take to protect our intellectual property may be inadequate, time-consuming and expensive. We may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business.

         We license rather than sell all our software products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer the software to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code.

         We rely to a large degree on copyright laws with respect to our software, but we have not made any copyright registration with any government entity with respect to our products. Although registration is not required to obtain protection under copyright laws, our failure to register may limit our ability to seek certain remedies available under such laws. We are currently pursuing one patent application but no patent has issued. We received U.S. registration of the trademarks Niku, the Niku logo, and Do What Matters. These registrations may not provide us with significant protection for our trademarks. It is possible that no patents will issue from our current or future patent applications. Any patents that do issue may not provide us with any competitive advantages over, or may be challenged by, third parties.

         The copyright and trade secret laws, which are the principal source of protection for our intellectual property, offer only limited protection. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available.

         On August 12, 2002, we filed a suit against Business Engine Corporation (Business Engine), a San Francisco-based software developer, in the United States District Court in San Francisco for alleged theft of trade secrets, computer fraud and other activities directed at the Company. On August 15, 2002, the Court entered a temporary restraining order against Business Engine, which among other things, prevented Business Engine from continuing to access or attempting to access our internal computer system, using or disclosing any information or documents gained from such access, or destroying, altering, deleting or tampering with any such documents or information derived from such access. On November 27, 2002, we entered into a settlement agreement with Business Engine. The agreement provided for a payment to us of $5.0 million from Business Engine which we received in December 2002. This agreement also provided for a permanent injunction against Business Engine prohibiting it from continuing to access or attempting to access our internal computer system and from using or disclosing any information or documents gained from any unauthorized access, a one year inspection procedure whereby a jointly appointed neutral expert will ensure protection of our intellectual property, and mutual releases.

Third parties might bring infringement claims against us or our customers that could harm our business.

         In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in the software industry. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services increasingly overlap with competitive offerings. In addition, as part of our product licenses, we agree to indemnify our customers against claims that our products infringe upon the intellectual property rights of others. These claims, even if not meritorious, could be expensive and divert management's attention from operating our business. We could incur substantial costs in defending ourselves and our customers against infringement claims. If we become liable to third parties for infringement of their intellectual property rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain one or more licenses for us and our customers from third parties or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license at a reasonable cost, or at all.

We must continue to meet the listing requirements for the Nasdaq SmallCap Market to remain listed.

         We must meet the continued listing criteria for the Nasdaq SmallCap Market to maintain our listing. Those criteria include (1) a $35 million market value of listed securities or stockholders' equity of $2.5 million or $500,000 in net income from continuing operations, (2) a $1.00 bid price, (3) 500,000 public held shares, (4) a $1 million market value of public held shares, (5) two market makers, and (6) 300 round lot shareholders. Failure to maintain compliance with any of these standards could, after applicable grace periods, result in the delisting of our common stock, which would significantly limit the liquidity and trading market of our stock and could adversely affect its price.

The market price for our common stock is volatile and could result in a decline in the value of your investment.

         The market price of our common stock is extremely volatile. The value of your investment in our common stock could decline due to the impact of any of the following factors upon the market price of our common stock:

              o variation in our quarterly operating results, including our inability to increase revenues, or changes in our cash flows;

              o announcements of new product or service offerings by us or our competitors or announcement of new customer relationships by us or our competitors;

              o   delisting from the Nasdaq SmallCap Market;

              o   developments in litigation in which we are involved;

              o   additions to, or departures of, our executive officers; and

              o changes in market valuations of comparable companies or conditions and trends in the software and information technology industries.

         Further, the stock markets, particularly the Nasdaq SmallCap Market on which our common stock is listed, have experienced substantial price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of these companies.

Provisions of Delaware law, our certificate of incorporation and bylaws could delay or prevent a takeover of us, even if doing so would benefit our stockholders.

         Provisions of Delaware law, our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. These provisions include:

              o authorizing the issuance of preferred stock without stockholder approval;

              o providing for a classified board of directors with staggered, three-year terms;

              o   prohibiting cumulative voting in the election of directors;

              o requiring two-thirds of the outstanding shares to approve amendments to some provisions of our certificate of incorporation and bylaws;

              o requiring a majority of the stockholders to call stockholders meetings; and

              o   prohibiting stockholder actions by written consent.

         In addition, Farzad and Rhonda Dibachi, our former chief executive officer and executive vice president of strategy and planning, and Limar Realty Corp. #30, the landlord for a significant facility in Redwood City, California, whose lease we terminated in fiscal 2003, have entered into voting agreements in which they have agreed, in the case of the Dibachis, to vote as recommended unanimously by the board and, in the case of Limar, to vote as recommended by the board or in the same proportion as other votes cast on a given matter (excluding votes by the Dibachis). These provisions could delay or prevent an attempt to replace or remove our management and may make it more difficult for another party to take over our company without the approval of our board.

The issuance of preferred stock could adversely affect the rights of holders of our common stock.

         We are authorized, subject to limitations imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. Our board may authorize the issuance of preferred stock with voting, conversion or liquidation rights that could adversely affect the rights of the holders of our common stock and could also adversely affect the market price of our common stock.

The sale of a substantial amount of our common stock could cause our stock price to decline.

         Upon the completion of this registration, all of the shares being registered will be eligible for immediate resale to the public. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could harm the market price of our common stock.




                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the Selling Stockholders. The Selling Stockholders will receive all of the proceeds of sale of shares.

         We have in the past and will in the future receive all proceeds from the exercise of warrants by the Selling Stockholders unless they are exercised on a cashless basis but will not receive any proceeds from the sale of shares issued upon the exercise of the warrants. On November 27, 2002, Limar exercised a warrant for 1,445,000 shares for an aggregate exercise price of $1,445. Proceeds from the exercise of the warrants will be used by us for general corporate purposes.


                             SELLING STOCKHOLDERS

         This prospectus relates to an aggregate of 4,919,264 shares of common stock, $0.0001 par value, which are registered under this prospectus, consisting of the following:

              o 3,088,230 shares of common stock we issued to various investors in connection with a private placement we entered into on February 12, 2003 and 386,034 shares of common stock issuable upon the exercise of outstanding warrants that were issued to the investors in the private placement.

              o 1,445,000 shares of our common stock issued upon the exercise of a warrant that we issued in connection with the termination of a major facility lease effective as of October 31, 2002.

         The price at which the Selling Stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions.

         The following table sets forth certain information regarding the Selling Stockholders as of April 15, 2003, including the names of the Selling Stockholders, the number of shares beneficially owned by each Selling Stockholder, the number of shares being registered for each Selling Stockholder, the number of shares that each Selling Stockholder will beneficially own if all registered shares are sold, the percentage ownership of shares held by each Selling Stockholder prior to the registration and the percentage ownership of shares held by each Selling Stockholder after the registration if all registered shares are sold. The Selling Stockholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so.





                                               Shares Beneficially Owned                     Shares Beneficially Owned
                                                 Prior to Registration                   If All Registered Shares are Sold
                                              ---------------------------               ----------------------------------
                                                Number of                                   Number of Shares
                                                 Shares       Percentage      Number of    Beneficially Owned
                                              Beneficially   Beneficially    Shares Being  If All Registered      Percent
              Beneficial Owner                  Owned(1)       Owned(1)       Registered     Shares are Sold      of Total
------------------------------------------    ------------   ------------    ------------  ------------------     --------
Limar Realty Corp. # 30 (2)                    1,445,000           12.2%     1,445,000                --             --%
     1730 South El Camino Real, Suite 400
     San Mateo, CA  94402
Walden VC II, L.P. and related funds (3)       2,547,793           21.0%     2,547,793                --              --
     750 Battery Street, 7th Floor
     San Francisco, CA 94111
Sarlo Foundation (4)                              33,088            *           33,088                --              --
     c/o The Jewish Community Foundation
     Attn: Barbara Klapper
     121 Steuart Street
     San Francisco, CA 94105
Frank T. Gerber Trust (5)                         33,088            *           33,088                --              --
     U/A DTD 11/17/95
     2875 Vallejo Street
     San Francisco, CA 94123
Vector Capital Partners II, L.L.C. (6)         1,121,859            9.4%       496,324           625,535              5.3%
     465 Montgomery Street,
     19th Floor
     San Francisco, CA 94104
Katrina Garnett (7)                              802,743            6.8%       330,882           471,861               4.0%
Ravi Chiruvolu (8)                                49,473            *           33,089            16,384               *


_______________
* Less than 1%

     (1) Number of shares and percentage ownership include shares issuable pursuant to stock options held by the person in question exercisable within 60 days after April 15, 2003. Percentages are based on 11,853,646 shares outstanding as of April 15, 2003.

     (2) Theodore H. Kruttschnitt, III possesses voting and dispositive power over the shares held by Limar Realty Corp. #30. Mr. Kruttschnitt, III is a controlling stockholder of Limar Realty Corp. #30.

     (3) Represents 1,618,179 shares and warrants to purchase 202,272 shares held by Walden VC II, L.P.; 149,013 shares and warrants to purchase 18,627 shares held by Walden SBIC, L.P.; 145,104 shares and warrants to purchase 18,138 shares held by Walden Capital Partners II, L.P.; 146,527 shares and warrants to purchase 18,316 shares held by Walden VC II-Side, L.P.; 58,824 shares and warrants to purchase 7,353 shares held by Walden Investors; 29,411 shares and warrants to purchase 3,677 shares held by Walden Management Co. Pension Fund; 29,411 shares and warrants to purchase 3,677 shares held by Walden Management Corporation; 29,411 shares and warrants to purchase 3,677 shares held by Walden Capital Partners; 29,411 shares and warrants to purchase 3,677 shares held by George Sarlo Revocable Trust dated 12/23/91; and 29,411 shares and warrants to purchase 3,677 shares held by Sarlo-Berliner, Inc. Each is a member of a Section 13(d) group and disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

     (4) Represents 29,411 shares and warrants to purchase 3,677 shares held by Sarlo Foundation.

     (5) Represents 29,411 shares and warrants to purchase 3,677 shares held by Frank D. Gerber Trust.

     (6) Represents 917,374 shares and warrants to purchase 47,426 shares held by Vector Capital II, L.P.; 35,948 shares and warrants to purchase 1,859 shares held by Vector Entrepreneur Fund II, L.P.; and 113,390 shares and warrants to purchase 5,862 shares held by Vector Member Fund II L.P. Vector Capital Partners II, L.L.C. is the general partner of Vector Capital II, L.P., Vector Entrepreneur Fund II, L.P. and Vector Member Fund II, L.P. and may be deemed to have sole power to vote these shares.

     (7) Represents 464,323 shares held by the Garnett Family Trust; 7,538 shares held by Mr. Garnett; and 294,117 shares and warrants to purchase 36,765 shares held by Katrina A. Garnett. Excludes 120,000 shares held by the Garnett 1996 Children's Trust. Mr. And Mrs. Garnett do not possess any voting or dispositive power over shares held by the Garnett 1996 Children's Trust and disclaim beneficial ownership over the shares held by the trust.

     (8) Represents 38,847 shares and warrants to purchase 3,677 shares held by Mr. Chiruvolu. Includes 6,949 shares subject to options held by Mr. Chiruvolu that are exercisable within 60 days of April 15, 2003.


         In connection with the private placement we entered into on February 12, 2003, our board of directors appointed Matt Miller to our board of directors as a Class III Director, and appointed Philip Sanderson to serve as an observer to the board of directors and all board committees in a non-voting, observer capacity. Matt Miller and Philip Sanderson are each managing members of Walden VC II, L.P. and its affiliates listed in footnote 2 above.

         Walden VC II, L.P. and each member of the 13 (d) group listed in footnote 2 above may transfer any or all of their shares or warrants to one or more of their affiliates subject to compliance with federal and state securities laws. In the event of any such transfer, the transferee would be entitled to sell the transferred shares pursuant to this registration statement as may be amended from time to time.

         This prospectus also covers any additional shares of common stock that we may issue or that may be issuable by reason of any stock split, stock dividend or similar transaction involving the common stock.


                             PLAN OF DISTRIBUTION

         We are registering all of the shares of common stock offered by this prospectus on behalf of the Selling Stockholders, including their pledgees, donees, transferees or other successors-in-interest, who may sell the shares from time to time, or who may also decide not to sell any or all of the shares that may be sold under this prospectus. The Selling Stockholders may sell any or all of the shares, subject to federal and state securities law, but are under no obligation do so. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered here. The shares may be offered on the Nasdaq SmallCap Market or in privately negotiated transactions. The Selling Stockholders may sell the shares registered here in one or more of the following methods:

                  o cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

                  o purchases by a broker, dealer or underwriter as principal and resale by such broker, dealer or underwriter for its own account pursuant to this prospectus;

                  o "at the market" to or through market makers or into an existing market for the shares;

                  o ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

                  o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

                  o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

                  o   any combination of the foregoing methods; or

                  o   by any other legally available means.

         The Selling Stockholders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a Selling Stockholder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by such Selling Stockholder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

         In connection with the sale of shares, underwriters may receive compensation from the Selling Stockholders, and, if acting as agent for the purchaser of such shares, from such purchaser, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the Selling Stockholder and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that a Selling Stockholder elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such Selling Stockholder and any other required information.

         Under agreements which may be entered into by the Selling Stockholders, underwriters who participate in the distribution of shares may be entitled to indemnification by the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

         Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

         We have agreed to indemnify each Selling Stockholder, their partners, officers, directors, counsel, underwriters or any controlling person of any Selling Stockholder against claims based on the Company's violation of certain state and federal securities laws in connection with the offering covered by this prospectus.

         We will pay all fees and expenses incurred by us or the investors in the private placement in connection with this registration under the Securities Act, including registration and filing fees, printing expenses, fees and disbursements of one counsel for the investors up to $30,000, blue sky fees and expenses relating to any special audit incident to registration, but excluding discounts or commissions relating to a sale of such shares. We will pay all fees and expenses incurred by us or Limar in connection with the registration of the shares under the Securities Act, including registration and filing fees and printing expenses and reasonable fees and expenses of Limar's counsel incurred in connection with the preparation and filing of the registration statement, not to exceed $15,000 but excluding fees and expenses, if any, of other advisors to Limar or underwriter discounts, brokerage fees and commissions incurred by Limar.

         We have agreed with the investors from the private placement to keep the registration statement effective until the earlier of April 11, 2005 and the date the shares being offered by this prospectus held by the investors from the private placement, have been sold. We have agreed with Limar to keep the registration statement effective until the earlier of October 31, 2005 and the date the shares being offered by this prospectus are no longer held by Limar.

                              VALIDITY OF SHARES

         The validity of the shares of common stock being registered is being passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

         The consolidated financial statements and schedule of Niku Corporation as of January 31, 2003 and 2002 and for each of the years in the three-year period ended January 31, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. We therefore file periodic reports, proxy statements and other information with the SEC. Such reports may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

         Our internet address is www.niku.com. We make available, free of charge, through our internet website copies of our annual report on Form 10-K and quarterly reports on Form 10-Q and amendments to those reports, if any, filed or furnished pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

         We have filed a registration statement on Form S-3 regarding this offering with the SEC under the Securities Act. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement, certain items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete and you should refer to the contracts, agreements and other documents attached exhibits to the registration statement for a more complete description of the agreements, contracts and other documents.

         Until ____, 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                                    PART II
                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following are the estimated expenses to be incurred in connection with the issuance and distribution of the shares registered under this registration statement:

    Securities and Exchange Commission Registration Fee          $     1,691

    Legal Fees and Expenses                                            5,000

    Accounting Fees and Expenses                                       5,000

    NASDAQ Fees                                                          ---

    Miscellaneous                                                        ---
                                                                 ------------
             Total                                               $    11,691

         We will pay all such expenses. All amounts are estimated except the SEC registration fee.

Item 15. Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL. In addition, we have entered into Indemnification Agreements with our directors and officers. We also have purchased and maintained insurance for our officers, directors, employees or agents against liabilities that a director, an officer, an employee or an agent may incur in his or her capacity as such.

Item 16. Exhibits

Exhibit
Number            Description of Exhibit
------            ----------------------



3.1 (1)           Registrant's Amended and Restated Certificate of
                  Incorporation.

3.2 (2) Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated November 20, 2002.

3.3 (1)           Registrant's Amended and Restated Bylaws.

4.1 (3) Warrant to Purchase Common Stock of Niku Corporation dated October 31, 2002, in favor of Limar Realty Corp. #30.

4.2 (3) Termination of Lease Agreement dated October 31, 2002, between Limar Realty Corp. #30 and Registrant.

4.3 (3) Voting Agreement dated October 31, 2002 between Limar Realty Corp. #30 and Registrant.

4.4 (3) Bill of Sale dated October 31, 2002, between Limar Realty Corp. #30 and Registrant.

4.5 (4)           Form of Warrant to Purchase Common Stock of the
                  Registrant.

4.6 (4) Registration Rights Agreement by and between various Investors and the Registrant, dated February 12, 2003.

4.7 Amendment No. 1 to Warrant Agreement of the Registrant by and between Limar Realty Corp. #30 and the Registrant.

5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the shares.

10.1 (4) Common Stock and Warrant Purchase Agreement by and between various Investors and the Registrant, dated February 12, 2003.

23.1 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.2              Consent of KPMG LLP.

24.1              Power of Attorney (appears on signature page).

__________
                  (1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2000 filed on April 28, 2000.

                  (2) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2003 filed on April 15, 2003.

                  (3) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on November 7, 2002.

                  (4) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on April 14, 2003.




Item 17. Undertakings

         We hereby undertake:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by us pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of our employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 15 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.




                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Niku Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on April 30, 2003.

                                             Niku Corporation


                                             By:     /s/ Joshua Pickus
                                                 ------------------------------
                                                 Name: Joshua Pickus
                                                 Title: Chief Executive Officer

                                             By:    /s/ Michael Shahbazian
                                                 ------------------------------
                                                 Name: Michael Shahbazian
                                                 Title: Chief Financial Officer

         Each person whose signature appears below hereby constitutes and appoints Joshua Pickus and Michael Shahbazian, his and her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, as of April 30, 2003.


Signature                                   Title

       /s/ Ravi Chiruvolu                  Director
----------------------------------
Ravi Chiruvolu

       /s/ Matt Miller                      Director
----------------------------------
Matt Miller

       /s/ Joshua Pickus                    Chief Executive Officer and Director
----------------------------------
Joshua Pickus

       /s/ Edward F. Thompson               Director
----------------------------------
Edward F. Thompson

       /s/ Peter Thompson                   Director
----------------------------------
Peter Thompson

       /s/ Val Vaden                        Director
----------------------------------
Val Vaden




                             Index to the Exhibits

Exhibit
Number            Description of Exhibit
------            ----------------------

4.7 Amendment No. 1 to Warrant Agreement of the Registrant by and between Limar Realty Corp. #30 and the Registrant.

5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the shares.

23.1 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.2              Consent of KPMG LLP.

24.1              Power of Attorney (appears on signature page).